Mail Stop 3561

March 20, 2008

Via Fax & U.S. Mail

Mr. David Bernstein
Senior Vice President and Chief Financial Officer
Carnival Corporation/Carnival plc
3655 N.W. 87th Avenue
Miami, Florida 33178-2428

      Re: Carnival Corporation/Carnival plc
               Form 10-K for the year ended November 30, 2007
               Filed January 29, 2008
               File No. 001-09610 and 001-15136

Dear Mr. Bernstein:

      We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

      Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the year ended November 30, 2007
Notes to consolidated financial statements
General

1. We note you use the U.S. dollar as your reporting currency, and present all amounts in your financial statements as such. However, throughout the financial statement notes, you have presented disclosure of certain transactions (debt, acquisitions) in the currency in which they were transacted, without consistently presenting the U.S. dollar equivalent. This not only causes inconsistencies within the document, but makes it difficult for the reader to compare disclosed amounts to those presented in the financial statements. Although we are aware that presentation of a U.S. dollar equivalent will, in some cases, require an estimate, the disclosure of the U.S. dollar equivalent is important for consistency and clarity within the document. Please revise accordingly.

Note 2 – Summary of significant accounting policies
Cash and Cash Equivalents and Short-Term Investments, page F-6

2. We note from the cash flow statement that significant purchases and sales of short-term investments occurred in the most recent fiscal year. We assume that you classify and account for these securities as available-for-sale securities and that there are no significant unrealized holding gains or losses at either of the balance sheet dates. If our assumptions are not correct, please explain. Please also expand your related disclosures in future filings. If these securities are "auction-rate" securities, further clarify this fact as well.

Revenue and expense recognition, page F-8

3. We note your policy of recognizing revenue upon the completion of voyages up to ten days, and on a pro rata basis for voyages over ten days. Please explain the difference in revenue recognition policies for two seemingly similar transactions.

4. We further note your policy of recognizing air and other transportation sales on a gross basis, in revenues and expenses. However, you recognize excursion and concession sales on a net basis as a component of revenues. Please explain the difference between these two types of sales which leads to recognizing one on a gross basis and the other on a net basis. Please specifically address the various indicators specified under EITF 99-19 in your response.

Note 5 – Debt, page F-11

5. Refer to your discussion of the convertible notes on page F-13. Please expand your footnote to describe the significant features and contractual terms of each put agreement. In addition, please indicate when and where the related contractual agreements are filed. In this regard, we note that you have not separately accounted for any of these options, including those contained within the zero-coupon notes.

Note 10 – Financial Instruments, page F-19

6. In the final paragraph of this footnote, you refer to "valuations performed by financial institutions" as the source of the estimated fair values of your swap agreements. If you elect to refer to "valuations" performed by others, please also identify these preparers in your filing. Further, if this information is incorporated by reference into any registration statement, it must be accompanied by consents from the preparers. Please revise as appropriate.

Note 11 – Segment information, page F-20

7. You state that your cruise segment contains all of your cruise brands, as they have similar economic and other characteristics. However, on page 4, you explain that your operating structure is decentralized, and that each major brand has its own headquarters and operating team. You further describe your cruise brands within geographic segment, emphasizing how each caters to the demographics of that specific region. You also differentiate your cruise brands based on the level of service offered, making a distinction between contemporary, premium and luxury cruise experiences. As such, it would appear that it may not be appropriate to aggregate all of your cruise brands into a single segment, based on the criteria described in paragraph 17 of SFAS 131, which lists five criteria for aggregation, noting that each of the criteria must be met. Based on your disclosures, it appears that segment information delineated by major brand, geographic segment, or level of service, would provide the reader with significantly more useful information. As such, please explain why you believe your segment presentation is appropriate or revise accordingly.

Note 15 – Acquisition, page F-25

8. Based on your description of the transaction, it appears that Orizonia Corporation has retained a 25% interest in this venture. As such, please explain why there is no minority interest shown in the financial statements. Please tell us where such minority interest is recorded.

Management's Discussion and Analysis
Key Performance Indicators, page F-30

9. In this section, you have included a discussion of the importance that you place on the measure "ALBD" and its role in calculating several non-GAAP measures. Although you define the abbreviation "ALBD" in the opening paragraphs of the MD&A section, it appears that you do not discuss the actual meaning of "ALBD" until further in the document. Please revise to briefly explain the meaning of ALBD in this section to provide a further understanding of the ratios that you are discussing.

Results of Operations, page F-33

10. We note that you base your MD&A discussion on certain "Key Performance Indicators" because these measures are "commonly used in the industry" and because you currently utilize them for management purposes. We acknowledge

there may be circumstances in which comparisons other than those of the historical financial information may provide valuable supplemental analysis of trends and changes. However, Item 303 (a) (3) of Regulation S-K requires that you first provide a discussion of the historical financial statements included in the document. In this regard, we particularly note that your current discussion excludes any analysis of the GAAP financial measure "Operating Income." Any supplemental discussion and analysis of your key performance indicators should follow and should be accompanied by a discussion of why management believes the presentation is useful and any of potential risks associated with using such a presentation. The fact that a measure is commonly used in the industry is not, in itself, considered to be sufficient basis for its presentation. Please revise accordingly.

Liquidity and Capital Resources, page F-37

11. We note you have a substantial working capital deficit. Please expand your discussion to quantify this deficit and specifically address the impact.

12. Based on your disclosure on page F-14, we note that your 2% Notes, 1.75% Notes and Zero-Coupon Notes all have put options that could be exercised during 2008. Please revise to discuss the implications to your liquidity position should you be required to redeem all or a portion of the notes, or advise.

13. As a related matter, it appears that the existence of these put options could potentially impact the balances in the table significantly. Please address this matter in your response. Further, if our understanding is correct, the table should be accompanied by a footnote disclosing these options and their potential impact and describing the significant assumptions you have used to derive the balances included in the table. The reference to Notes 5 and 6 of the financial statements does not appear to be sufficient for this purpose. Please advise and revise as appropriate.

Selected Financial Data, page F-42

14. Please revise your tables to include "Other Operating Data" as the last section of your presentation because it is non-GAAP information.

15. If you include a line item disclosing "cash from operations" please also include cash provided or used by both investing activities and financing activities for a more balanced presentation.

16. We note your presentation of the non-GAAP measure EBITDA. In a footnote to the table, please explain management's purpose for including this measure and its use. In addition, a non-GAAP measure should be reconciled to the most directly comparable financial measure calculated and presented in accordance with GAAP. In this regard, we assume that you consider EBITDA useful as a non-GAAP liquidity measure based upon where you have presented it. If true, we

would not expect you to reconcile it to a performance measure such as net income. Please revise as appropriate.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kristin Shifflett at (202) 551-3381 or Margery Reich at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief